VIA EDGAR CORRESPONDENCE

Mr. Daniel L. Gordon

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

August 26, 2014

Dear Mr. Gordon,

Re:	Melco Crown Entertainment Limited (the “Company” or “we”)
Form 20-F for the Fiscal Year Ended December 31, 2013 (“Form 20F”)
Filed April 15, 2014
File No. 001-33178

We are responding to the Staff’s letter of August 7, 2014 relating to our annual report on Form 20-F for the fiscal year ended December 31, 2013 filed with the Commission on April 15, 2014. For the Staff’s convenience, we have set forth the Staff’s comment immediately preceding the response. Unless otherwise defined herein, terms used in this letter shall have the meanings ascribed to them in our Form 20F filed on April 15, 2014.

1.	We note your response to comment 1 from your letter dated August 4, 2014. Please tell us how you intend to account for the construction and subsequent operation of City of Dreams Manila. For instance, tell us and disclose in future filings if the project meets the definition of a joint venture, and if so, if it will be accounted for under the equity method or consolidated. Cite relevant accounting literature in your response.

We note the Staff’s comment. We have consolidated the entire results of operations and financial position of our indirect majority-owned subsidiary, MCE Leisure (Philippines) Corporation (“MCE Leisure Philippines”) in accordance with ASC 810-10-25-1 on the basis we clarified in our response to comment 1 from our letter dated August 4, 2014 and intend to continue to consolidate the entire subsequent operations and financial position of MCE Leisure Philippines upon the opening of City of Dreams Manila. The involvement of the Philippine Parties for our City of Dreams Manila project relates to providing us with (i) the land and building shell at the Entertainment City, Manila site, which has been leased to us for our City of Dreams Manila integrated resort operation and (ii) the use of their rights to the Provisional License for casino operations at this location, which they held as co-licensees of the Provisional License together with us, meaning we hold the exclusive rights in accordance with Cooperation and Operating Agreements as described within Note 21 to the consolidated financial statements on page F-62. City of Dreams Manila is therefore to be controlled, managed and entirely operated by MCE Leisure Philippines. We have assessed that it does not meet the definition of a joint venture or other similar joint venture arrangement within USGAAP based on the facts and analysis set out below.

The construction of City of Dreams Manila, which comprises the fit-out and furniture, gaming equipment, additional improvements, inventory and supplies as well as intangible property and entertainment facilities inside or outside of the building structures, is accounted for in accordance with our accounting policy set out in Note 2(h) to the consolidated financial statements on page F-14, which we entirely own and have the rights and obligations for, forms part of our Group’s assets in Note 5 to the consolidated financial statements. The leases of land and building shell from the Philippine Parties are accounted as operating and capital leases in accordance with ASC 840 Leases as disclosed in Note 22(b) and Note 13 to the consolidated financial statements on pages F-63 and F-43, respectively.

Upon its opening, the operations of City of Dreams Manila integrated resort, will comprise VIP and mass market gaming operations, hotel accommodation, food and beverage outlets, entertainment and other facilities, is to be accounted similar to our existing accounting policies for our integrated resorts in Macau as set out in Note 2 to the consolidated financial statements. The monthly payment based on specified percentages of the mass market and VIP gaming EBITDA or revenues derived from City of Dreams Manila, to compensate the Philippine Parties for giving exclusive rights under the Provisional License to MCE Leisure Philippines in respect of the casino operations management and control (“Monthly Payments”), will be recorded as a casino expense.

Our assessment that City of Dreams Manila does not meet the definition of a joint venture in ASC 845-10-20 which states a joint venture is “an entity owned and operated by a small group of businesses (the joint venturers) as a separate and specific business or project for the mutual benefit of the members of the group… A joint venture also usually provides an arrangement under which each joint venturer may participate, directly or indirectly, in the overall management of the joint venture...” is based on the following reasons: (i) the Philippine Parties do not own and operate the assets of City of Dreams Manila. Instead their ownership relates to the land and building shell of which they are the lessor of; (ii) the Philippine Parties are compensated separately and at arm’s length, for providing us with the exclusive rights under the Provisional License to manage the casino operations at City of Dreams Manila; (iii) the Philippine Parties are not involved in the management of the subsequent operations of City of Dreams Manila. Whilst there are some clauses within the Cooperation and Operating Agreements which require their involvement, for example, where significant transactions are entered into outside of the ordinary course of business or where gaming operation performance is below certain indicators, these are protective clauses over the income to be earned by them for providing the exclusive rights to manage and control the gaming operations under the Provisional License to us; (iv) we are responsible to ensure the terms of the Provisional License for the gaming operations are complied with. For example: we own, and have sole access to and manage the transactions through the escrow account which was set up for payment of City of Dreams Manila project costs, we will remit the monthly license fee to PAGCOR for the Provisional License, we will responsible for hiring of gaming personnel and procurement of gaming supplies for the gaming operations to meet the requirements under the Provisional License terms; and (v) we are solely responsible for the funding of the City of Dreams Manila project budget as disclosed on page 106 of the Form 20F.

In addition, we assessed that the development and subsequent operations of City of Dreams Manila do not meet the definition of “collaborative arrangement” which is defined in ASC 808-10-20 as “A contractual arrangement that involves a joint operating activity … These arrangements involve two (or more) parties that meet both of the following requirements (a) They are active participants in the activity (b) They are exposed to significant risks and rewards dependent on the commercial success of the activity.” based on the following reasons: (i) MCE Leisure Philippines is solely responsible for the overall control and management of the operation of City of Dreams Manila; (ii) the contribution of land and building shell from the Philippine Parties is, in our view, recoverable by way of receipt of rental payments from MCE Leisure Philippines which are calculated by reference to the prevailing market rents; (iii) the rewards of the Philippine Parties is limited to the Monthly Payments; (iv) the Philippine Parties would not share any loss from the operation results of City of Dreams Manila including gaming operations and (v) MCE Leisure Philippines would be entitled to retain the residual profit/loss from both the gaming and non-gaming operations (net of the Monthly Payments and lease payments to the Philippine Parties) of City of Dreams Manila upon commencement of the operations.

We acknowledge the complexity of the Philippines arrangements and appreciate the comments you have made. As such we will update the presentation and format of our disclosures within item 4B. Business Overview in future filings with the objective of highlighting that the terms and conditions of those arrangements do not result in a joint venture or any other comparable arrangement.

Acknowledgements

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact Desmond Wong at +852-2598-3660 or Edmond Choi at +852-2598-3616 or me at +852-2598-3601 if you have any further questions.

Very truly yours,
Melco Crown Entertainment Limited

/s/ Geoffrey Davis
Geoffrey Davis
Chief Financial Officer

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